Exhibit 99.1 Press release

Quarterhill Appoints Keaton Parekh as President and Chief Executive Officer of WiLAN

OTTAWA, Canada – June 14, 2018 – Quarterhill Inc. ("Quarterhill" or "the Company") (NASDAQ: QTRH) (TSX: QTRH) today announced the appointment of Mr. Keaton Parekh, an executive with extensive experience in technology strategy and licensing, as President and Chief Executive Officer of its subsidiary Wi-LAN Inc. (“WiLAN”), effective July 9, 2018.  Mr. Parekh will be based in the Palo Alto area of California.

Douglas (Doug) Parker, President and Chief Executive Officer of Quarterhill said, "We are delighted to have Keaton as the new leader of WiLAN. With over 20 years of strategic experience in all aspects of IP, including licensing, litigation, sale and purchase of patent assets, and patent prosecution, Keaton has the skills, global perspective, and proven track record to drive our WiLAN business forward through its next phase of success."

James (Jim) Skippen, Executive Chairman of Quarterhill and interim CEO of WiLAN said, “After an extensive search, we found a truly outstanding candidate for the WiLAN CEO position in Keaton Parekh.  Keaton is an accomplished patent attorney and experienced business leader with significant experience relevant to running a patent licensing enterprise.  I am confident he is the right person to continue WiLAN’s growth and leadership in this industry.”

Prior to Quarterhill, Mr. Parekh was Chief Intellectual Property Officer of Lumileds, where he built a global IP team and infrastructure and led the successful separation of Lumileds IP functions and assets from its parent Royal Philips. Prior to Lumileds, Mr. Parekh held various senior legal and business roles with SanDisk Corporation, Rovi Corporation, and Tessera Technologies.  While in private practice, Mr. Parekh was a partner at the international law firm of McDermott, Will & Emery where he focused his practice on litigation. He began his career as a patent attorney at the New York office of Stroock Stroock & Lavan and the Silicon Valley office of Wilson Sonsini Goodrich & Rosati.

Mr. Parekh holds a J.D. from Fordham University School of Law, a Bachelor of Science, Engineering, and Master of Science, Electrical Engineering, from the New Jersey Institute of Technology.

“I am truly excited and proud to be joining WiLAN as CEO," said Keaton.  “WiLAN is a licensing industry leader and high quality organization well known for its innovation, robust patent portfolios and professionalism.  The team at WiLAN is second to none.  I will give my 100 percent into building on Jim Skippen’s many accomplishments during his long tenure as the leader of this company, so that we achieve even greater success in the future.”

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  For more information: www.wilan.com.

Press release

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF").  Copy of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

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